Mail Stop 4561

April 19, 2007

Mr. Peter J. Johnson
Executive Vice President and Chief Financial Officer
Eagle Bancorp
1400 Prospect Avenue
Helena, MT 59601

        Re: Eagle Bancorp
                Form 10-KSB for the Fiscal Year Ended June 30, 2006
                Filed September 15, 2006
                File No. 0-29687

Dear Mr. Johnson:

       We have reviewed your response dated March 21, 2007 and have the following comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2006:

Consolidated Financial Statements

Note 3 – Securities, page 13

1.   We note your response to our comment letter dated February 16, 2007. You state that the fixed rate FHLMC preferred stock does not have an interest rate index to which it would correlate closely. You also state that in general this security has correlated to long-term interest rate indices. As there is no interest rate index to which this security correlates, please explain to us your basis for concluding that the market value of this security is primarily driven by the interest rate cycle. Please demonstrate for us the basis for this conclusion using a graphical presentation of the relationship between the security's market value and whatever index you believe the security most closely correlates over the time period in which the security has been in an unrealized loss position. Provide us with a similar analysis related to the FHLMC floating rate preferred stock.

2.   You state that other factors, such as the financial reporting, accounting and regulatory problems and the thinly traded nature of the security have also contributed to the lowered market value, as they would for any equity security. Your responses have not clearly explained why these other factors should not be

significant considerations in your analysis. Describe for us how you evaluated the impact of these factors during the period in which the security has been in an unrealized loss position, including how you considered the factors and timing of other financial institutions recognizing other-than-temporary impairments on the same or similar investments. Provide us with your analysis as of December 31, 2004, June 30, 2005 and June 30, 2006.

3.   You state that management expects that the time period for the FHLMC preferred stock to recover its market value should be within twelve to twenty-four months. Please provide us with the objective evidence upon which you relied in making this determination as of June 30, 2006. Tell us what your expectation was as of June 30, 2005 and your basis for that determination.

4.   You state that management expects the March 2007 repricing of the FHLMC floating rate preferred interest rate to reduce the extent of the unrealized loss. Please provide us with the repricing information and quantify the market value before and subsequent to the repricing.

5.   You state that the FNMA preferred stock is very similar to the FHLMC preferred stock. Please specify which FNMA preferred stock security you are referring to. Provide us with the objective evidence upon which you relied in making this assumption; including correlations to interest rates, differing accounting and regulatory matters, liquidity of the security, and terms and ratings of the security.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief